Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2012

Tel Aviv, Israel, August 30, 2012, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the second quarter of 2012.

Three months ended June 30, 2012 compared to corresponding period in 2011

Consolidated revenues for the three months period ended June 30, 2012 amounted to NIS 231 million (US$ 59 million) compared to NIS 241 million in the corresponding period in 2012.

The revenues are affected by: (i) an increase in revenues from commercial centers, mainly attributable to the opening of additional three centers and the sale of office space in India by our subsidiary, Plaza Centers; (ii) an increase in revenues from sale of medical systems by InSightec; and (iii) gain from sale of the retail activity of GAP in April 2012, offset by: (i) a decrease in revenues from hotels, attributable to the sale of the Company's share in four Dutch hotels in March 2012; (ii) a decrease in revenues from the retail activity, attributable to the sale of GAP in April 2012; (iii) a decrease in gain from fair value adjustment of investment property in the US which was reported in the corresponding period in 2011. These assets were sold in June 2012.

•
Revenues from commercial centers increased in Q2 2012 to NIS 59 million (US$ 15 million) compared to NIS 27 million in Q2 2011. The increase is mainly attributable to the operation of seven commercial centers in Q2 2012 compared to the operation of four commercial centers in Q2 2011 and to the sale of office space in India for the first time.

•
Cost of commercial centers increased in Q2 2012 to NIS 49 million (US$ 12.5 million) compared to NIS 35 million in Q2 2011. The increase is attributable mainly to the increase in the revenues of three commercial centers and to the sale of office space in India, as aforementioned.

•
Revenues from investment property rental income (US) increased in Q2 2012 to NIS 63 million (US$ 16 million) compared to NIS 60 million in Q2 2011. The increase is mainly attributable to growth in occupancy in the investment property during the period.

•	Cost of investment property in Q2 2012 amounted to NIS 24 million (US$ 6 million) similar to NIS 25 million in Q2 2011.

•
Cost of fair value adjustment and sell of investment property in Q2 2012 amounted to NIS 104 million (US$ 26.5 million) compared to revenues in the amount of NIS 25 million in Q2 2011. The current net costs include the costs derived from the transaction sale of 47 out of 49 US properties, their fair value adjustment and realization of foreign currency translation adjustments reserve.

•
Revenues from hotels operation and management decreased in Q2 2012 to NIS 55 million (US$ 14 million) compared to NIS 79 million in Q2 2011. The decrease is mainly attributable to the sale of the Company's hotels in the Netherlands in March 2012 as aforementioned, offset by the increase in the Company's revenues from the Romanian and Belgian hotels.

•
Costs and expenses of hotels operation and management decreased in Q2 2012 to NIS 49 million (US$ 12.5 million) compared to NIS 64 million in Q2 2011. The decrease is attributable mainly to the sale of the Company's hotels in the Netherlands in March 2012, as aforementioned.

•
Revenues from the sale of medical systems increased in Q2 2012 to NIS 14 million (US$ 3.6 million) compared to NIS 5 million in Q2 2011. The increase is mainly attributable to the number of systems sold during the period.

•
Costs and expenses of medical systems decreased in Q2 2012 to NIS 16 million (US$ 4 million) compared to NIS 19 million in Q2 2011. The decrease in costs is mainly attributable to the cost saving measures applied by InSightec in the second half of 2011 and to the decrease in legal related expenses.

•
Research and development expenses decreased in Q2 2012 to NIS 11 million (US$ 3 million) compared to NIS 16 million in Q2 2011. The decrease in costs is attributable to cost saving measures applied by InSightec in the second half of 2011 and to the decrease in expenses for clinical treatments.

•
Revenues from the sale of fashion retail decreased in Q2 2012 to NIS 33 million (US$ 8 million) compared to NIS 46 million in Q2 2011. The decrease is mainly attributable to the sale of the retail activity of GAP in April 2012, as aforementioned, partially offset by the increase in the revenues attributable to the activity of Mango.

•
Cost of fashion retail decreased in Q2 2012 to NIS 33 million (US$ 8 million) compared to NIS 52 million in Q2 2011. The decrease is mainly attributable to the sale of the retail activity of GAP, as aforementioned.

•
General and administrative expenses decreased in Q2 2012 to NIS 11 million (US$ 3 million) compared to NIS 18 million in Q2 2011. General and administrative expenses excluding noncash expenses amounted to NIS 8 million (US$ 2 million) in Q2 2012 compared to NIS 12 million in Q2 2011. The decrease in cash expenses is attributable to the continuing cost saving measures taken this year with respect to payroll expenses and other expenses.

•
Financial expenses, net increased in Q2 2012 to NIS 74 million (US$ 19 million) compared to NIS net financial income of 26 million in Q2 2011. The increase of NIS 100 million is mainly attributable to the following:

o
An increase in the amount of NIS 81 million (US$ 20.6 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

o
An increase in interest expenses, net in the amount of NIS 19 million (US$ 5 million) mainly attributable to an increase in the interest expenses related to the activity of Plaza Centers' commercial centers.

•	Other revenues, net in Q2 2012 amounted to NIS 3 million (US$ 0.8 million) compared to expenses in the amount of NIS 23 million in Q2 2011.

•
Loss for Q2 2012 amounted to NIS 132 million (US$ 33.6 million) (out of which NIS 141 is attributed to the equity holders of the Company) compared to gain in the amount of NIS 14 million in the corresponding period in 2011 (out of which a loss in the amount of NIS 30 million is attributed to the equity holders of the Company).

•
Cash and cash equivalents as of June 30, 2012 amounted to NIS 1.5 billion (US$ 380 million) compared to NIS 0.6 billion as of December 31, 2011. The increase is attributable to the sale of 47 out of 49 US investment properties and to the sale of four Dutch hotels, as aforementioned.

•
Shareholders' equity as of June 30, 2012 amounted to NIS 1.7 billion (US$ 430 million) (out of which NIS 0.4 billion is attributed to the equity holders of the Company) compared to NIS 1.5 billion (out of which NIS 0.4 billion is attributed to the equity holders of the Company) as of December 31, 2011. In the current quarter, the Company has initially implemented the revaluation model with respect to the Company’s property, plant and equipment (mainly the hotels segment), which contributed to an increase in the Company's equity.

Our presentation to the consolidated financial statements for the second quarter of 2012 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (06/2012).”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Mordechay Zisser	Mor Dagan
Chief Executive Officer (CEO)	Investor Relations
Tel: +972-3-608-6000	Tel: +972-3-516-7620
Motti@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 2	2 0 1 1	2 0 1 2
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	1,522,638	602,292	388,131
Short-term deposits and investments	251,905	409,338	64,212
Trade accounts receivable	56,013	72,049	14,278
Other receivables	103,402	101,566	26,357
Prepayments and other assets	262,703	262,861	66,965
Inventories	31,897	48,043	8,131
Trading property	4,591,485	4,556,616	1,170,401
	6,820,043	6,052,765	1,738,475
Held for sale investment property	74,391	-	18,963
	6,894,434	6,052,765	1,757,438

Non-Current Assets
Deposits, loans and other long-term balances	129,451	380,077	32,998
Investments in associates	17,958	10,556	4,578
Property, plant and equipment	1,229,297	1,167,646	313,356
Investment property	115,165	2,672,571	29,356
Other assets and deferred expenses	11,544	13,037	2,943
Intangible assets	43,852	74,415	11,178
	1,547,267	4,318,302	394,409

	8,441,701	10,371,067	2,151,847

Current Liabilities
Short-term credits	780,532	1,079,736	198,963
Borrowings relating to trading property	1,203,723	1,124,031	306,836
Suppliers and service providers	102,041	219,229	26,010
Payables and other credit balances	408,155	261,744	104,040
Other liabilities	142,801	157,144	36,400
	2,637,252	2,841,884	672,249

Liabilities associated with investment property held for sale	23,717	-	6,047
Liabilities related to discontinued operation	3,401	2,941	868
	2,664,370	2,844,825	679,164
Non-Current liabilities
Borrowings	3,877,797	5,650,170	988,478
Other financial liabilities	97,308	215,752	24,805
Other liabilities	12,151	12,808	3,098
Deferred taxes	129,375	108,642	32,978
	4,116,631	5,987,372	1,049,359
Shareholders' Equity
Attributable to equity holders of the Company	413,765	359,630	105,472
Non-controlling interest	1,246,935	1,179,240	317,852
	1,660,700	1,538,870	423,324

	8,441,701	10,371,067	2,151,847

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
	(in NIS thousands)					Convenience
						translation
						US$'000

Revenues and gains
Gain from sale of property plant and equipment	53,875	-	-	-	-	13,733
Gains from changes and sale of shareholding in investees entities	7,801	-	7,801	-	15,450	1,988
Commercial centers	98,557	55,667	59,150	26,519	115,270	25,123
Gain from fair value adjustment of investment property	-	49,785	-	24,974	100,818	-
Investment property rental income	133,640	121,774	62,906	60,448	254,806	34,066
Hotels operations and management	117,807	138,147	54,527	78,912	286,548	30,030
Sale of medical systems	28,529	13,118	13,829	4,562	53,324	7,272
Sale of fashion merchandise and other	74,641	83,588	32,947	45,580	185,082	19,027
	514,850	462,079	231,160	240,995	1,011,298	131,239

Expenses and losses
Commercial centers	91,303	74,380	49,200	35,399	159,626	23,274
Investment property expenses	58,063	51,326	23,742	25,008	112,262	14,801
Expenses relating to realization of investment property, net of gain from fair value adjustment	103,696	-	103,696	-	-	26,433
Hotels operations and management	108,150	117,732	48,722	64,402	240,784	27,568
Cost and expenses of medical systems operation	31,449	36,398	16,167	18,667	101,498	8,016
Cost of fashion merchandise and other	83,291	97,583	32,626	52,413	211,743	21,231
Research and development expenses	22,816	32,377	10,576	15,936	62,851	5,816
General and administrative expenses	24,641	32,310	11,075	17,635	61,857	6,281
Share in losses of associates, net	4,582	3,877	1,743	1,860	7,568	1,168
Financial expenses (income), net	225,139	9,501	74,397	(26,037)	(86,560)	57,390
Write down, charges and other expenses (income), net	23,197	36,583	(2,673)	22,579	309,885	5,913
	776,327	492,067	369,271	227,862	1,181,514	197,891
Profit (loss) before income taxes	(261,477)	(29,988)	(138,111)	13,133	(170,216)	(66,652)
Income tax expenses (tax benefit)	(5,662)	(2,201)	(5,760)	(498)	86,550	(1,443)
Profit (loss) from continuing operations	(255,815)	(27,787)	(132,351)	13,631	(256,766)	(65,209)
Profit from discontinued operation, net	-	-	-	-	9,737	-
Profit (loss) for the period	(255,815)	(27,787)	(132,351)	13,631	(247,029)	(65,209)

Attributable to:
Equity holders of the Company	(228,940)	(93,507)	(141,227)	(30,212)	(264,919)	(58,359)
Non-controlling interest	(26,875)	65,720	8,876	43,843	17,890	(6,850)
	(255,815)	(27,787)	(132,351)	13,631	(247,029)	(65,209)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (loss) for the period	(255,815)	(27,787)	(132,351)	13,631	(247,029)	(65,209)

Exchange differences arising from translation of foreign operations	(35,878)	26,842	(25,832)	(64,922)	38,031	(9,146)
Loss from cash flow hedge	(7,181)	-	(16,023)	-	(41,577)	(1,830)
Gain (loss) from available for sale investments	2,117	543	(3,520)	55	(4,131)	540
Initial adaption of the revaluation model (with respect to hotels)	408,484 (*)	-	30,548	-	-	104,125
Loss on hedging instruments designated in hedges of the net assets of foreign operations	38,643	-	38,642	-	-	9,850
Reclassification of adjustments relating to foreign operations disposed of in the year	(75,610)	-	(75,610)	-	-	(19,273)

	330,575	27,385	(51,795)	(64,867)	(7,677)	84,266

Comprehensive income (loss)	74,760	(402)	(184,146)	(51,236)	(254,706)	19,057

Attributable to:

Equity holders of the Company	58,132	(65,245)	(118,609)	(71,209)	(264,454)	14,816
Non-controlling interest	16,628	64,843	(65,537)	19,973	9,748	4,241
	74,760	(402)	(184,146)	(51,236)	(254,706)	19,057

(*)           Net of related tax expenses in the amount of NIS 97 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Foreign currency translation reserve	Other reserves (*)	Revaluation of property plant and equipment	Stock based compensation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the Company	Non-controlling Interest	Total shareholders' equity
	(in thousand NIS)

Balance -
December 31, 2010	38,051	844,574	(471,993)	(33,904)	-	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

Loss for the year	-	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Comprehensive income (loss)	-	-	42,876	(42,411)	-	-		465	-	465	(8,142)	(7,677)
Dividend paid to the non-controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Stock based compensation expenses	-	-	-	-	-	10,705	-	10,705	-	10,705	36,278	46,983
Exercise of shares by employees	8	20,237	-	-	-	(20,245)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	11,766	11,766
Purchase of unit holdings from Non-controlling interest by a subsidiary	-	-	-	(155,102)	-	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
Issuance of shares to the non-controlling interest by a subsidiary	-	-	-	7,741	-	-	-	7,741	-	7,741	(12,170)	(4,429)

Balance - December 31, 2011	38,059	864,811	(429,117)	(223,676)	-	47,661	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870

Loss for the period	-	-	-	-	-	-	(228,940)	(228,940)		(228,940)	(26,875)	(255,815)
Comprehensive income (loss)	-	-	(82,436)	34,934	(**)195,189	-	(***)139,385	287,072	-	287,072	43,503	330,575
Stock based compensation expenses	-	-	(313)	-	-	2,121	-	1,808	-	1,808	36,272	38,080
Transaction with Non-controlling interest	-	-	-	(5,805)	-	-	-	(5,805)	-	(5,805)	14,795	8,990

Balance - June 30, 2012	38,059	864,811	(511,866)	(194,547)	195,189	49,782	140,858	582,286	(168,521)	413,765	1,246,935	1,660,700

(*)	Includes with non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 40 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Foreign currency translation reserve	Other reserves (*)	Revaluation of property plant and equipment	Stock based compensation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the Company	Non-controlling Interest	Total shareholders' equity
	(in thousand US$)

Balance -
December 31, 2011	9,701	220,446	(109,385)	(57,016)	-	12,149	58,734	134,629	(42,957)	91,672	300,597	392,269

Loss for the period	-	-	-	-	-	-	(58,359)	(58,359)	-	(58,359)	(6,850)	(65,209)
Comprehensive income (loss)	-	-	(21,015)	8,904	(**)49,755	-	(***)35,531	73,175	-	73,175	11,091	84,266
Stock based compensation expenses	-	-	(78)	-	-	541	-	463	-	463	9,242	9,705
Transaction with non-controlling interest	-	-	-	(1,479)	-	-	-	(1,479)	-	(1,479)	3,772	2,293

Balance - June 30, 2012	9,701	220,446	(130,478)	(49,591)	49,755	12,690	35,906	148,429	(42,957)	105,472	317,852	423,324

(*)	Includes with non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of USD10 million.
(***)	Net of related tax expenses in the amount of USD11 million.